Exhibit (a)(1)(I)

[Comverse Technology, Inc. Logo]

Offer To Amend Eligible Options

Announcement of Offer

Comverse Technology, Inc. (the “Company”) is pleased to announce that it plans to conduct a tender offer (the “Offer”) to certain current and former employees subject to federal income tax in the United States to amend the exercise price of certain options (the “Eligible Options”) to purchase shares of the Company’s common stock, $0.10 par value per share (“Common Stock”) which were granted under any of the Comverse Technology, Inc. 1996 Stock Option Plan, Comverse Technology, Inc., 1997 Stock Incentive Compensation Plan, Comverse Technology, Inc., 1999 Stock Incentive Compensation Plan, Comverse Technology, Inc. 2000 Stock Incentive Compensation Plan, Comverse Technology, Inc. 2001 Stock Incentive Compensation Plan, Boston Technology, Inc. 1994 Stock Incentive Plan or Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan (together, the “Plans”).

The Company has decided to conduct an Offer to Amend Eligible Options (“Offer to Amend”) as a result of an investigation conducted by a Special Committee (the “Special Committee”) of the Company’s Board of Directors (the “Board”). The Special Committee reviewed matters relating to the Company’s stock option grants and concluded that the actual dates of measurement for certain past stock option grants for accounting purposes differed from the recorded grant dates for such awards. As a result, the Company has determined that certain of your options have exercise prices lower than the fair market value per share of the underlying Comverse common stock on the options’ measurement dates for financial reporting purposes and therefore may be subject to adverse personal tax consequences under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”). These consequences for Eligible Optionees subject to Section 409A include inclusion of income in the year of vesting (whether or not you have exercised affected options), and an additional 20% federal tax on such income and interest charges. In addition, there may be additional taxes pursuant to similar state laws. The Company has decided to conduct this Offer to Amend to ameliorate these adverse tax consequences to its current and former employees under certain conditions (as set forth in more detail below). If you elect to participate in this Offer to Amend, the Eligible Portion(s) of your Eligible Options should no longer be subject to the adverse personal tax consequences under Section 409A.

Adverse tax consequences of below-market option grants for U.S. taxpayers

You should be aware that any options that have been determined to have been granted with a below-market exercise price for purposes of our financial accounting restatements, and which vested or may vest after December 31, 2004, and which remain outstanding as of the expiration time of the Offer, may be subject to adverse personal taxation under Section 409A of the U.S. Internal Revenue Code. Only the portion of such a “discounted” option that vested after December 31, 2004 is potentially subject to Section 409A. The table at the bottom of this document lists the grant dates of stock options that were determined, for accounting purposes, to have been granted with a below-market exercise price.

Under Section 409A, individuals who are subject to taxation in the United States and who hold these “discounted” options may be subject to a 20% federal tax on these options, plus interest and penalties, in addition to the regular ordinary income or capital gains taxes applicable to these options. As a result, optionees who hold these “discounted” options may be subject to federal tax at an aggregate rate of 55% or more on the value of the shares subject to the affected option, even if the option is never exercised.

For those of you who are not subject to U.S. income taxes, we are not presently aware of any foreign tax law similar to Section 409A that might affect you.

Actions to mitigate adverse tax consequences under Section 409A

1

In order to mitigate the adverse personal tax consequences under Section 409A, we intend to offer certain current and former employees who are subject to federal income tax in the United States who hold these “discounted” options the opportunity to “cure” them. Specifically, we plan to conduct a tender offer in which we will offer to amend the exercise price of outstanding “discounted” options to equal the lesser of the fair market value of our common stock on the options’ measurement dates (as determined for accounting purposes) or the date of amendment. Based on current guidance issued by the Internal Revenue Service (“IRS”) in connection with Section 409A, we believe that this kind of amendment will help avoid or minimize the adverse tax consequences under Section 409A that optionees may face as a result of a determination for accounting purposes that these options were granted at a discount from fair market value. However, you should note that the application of Section 409A (and any state tax laws of similar effect) to the Eligible Portion(s) of the Eligible Options, as amended pursuant to this Offer, is not entirely free from doubt, and we make no representations as to the effect of this Offer on the application Section 409A and similar state taxes. See Section 12 of the Offer to Amend, “Material U.S. Federal Income Tax Consequences.”

You will generally be eligible to participate in the tender offer if (a) any portion of your affected option vested or may vest after December 31, 2004, (b) your affected option remains outstanding and unexercised throughout the duration of the tender offer, (c) you are a current or former employee of the Company, and (d) you are subject to taxation in the U.S. These limitations on eligibility are imposed in part under Section 409A and in part under the federal securities laws which govern tender offers.

In cases of increased exercise price per share underlying such options faced by optionees who accept this tender offer, the Company intends to offer, as part of the consideration offered in the tender offer, the right to receive a cash payment equal to the increase in the aggregate exercise price of the amended option. We anticipate that the cash payment will be paid in a lump sum in January of 2009 - this is the earliest time we currently believe we can pay the cash payment without additional adverse tax consequences under Section 409A. The cash payment, if any, will be paid regardless of whether the option holder is employed by the Company on the payment date and regardless of whether the underlying option ever vests or is exercised.

In connection with the commencement of the tender offer, we will file with the SEC, and distribute (through D.F. King & Co., Inc., our tender agent and information agent for the tender offer) to eligible optionees, the formal terms of the tender offer. These terms will be set forth in a formal Offer to Amend, a personalized Election Form with a list of the affected options held by an eligible optionee (including the original and revised exercise prices per share of the affected options and the maximum amount of the cash payments such optionee will be eligible to receive under the offer, if any) and certain other related exhibits. Eligible optionees are urged to read these tender offer documents carefully and consult their personal financial, tax and legal advisors before making a decision whether to participate in the tender offer. Eligible optionees can also obtain the tender offer documents, when available, for free at the Securities and Exchange Commission’s web site (www.sec.gov) or, at no cost from D.F. King & Co., Inc., our information agent for the tender offer.

The Company does not intend to reimburse you for any taxes you may incur if you choose not to participate in the offer.

Even if you accept the tender offer right away by completing and returning the necessary forms which you will be receiving, your affected options will not be amended, and will therefore not be deemed to be in compliance with Section 409A, until the completion of the tender offer. Under applicable securities laws, the tender offer must remain open for at least 20 business days (approximately one month) after the offer commences. We will commence this offer on November 19, 2008. We, however, reserve the right under applicable securities laws to extend the offer.

We advise you that the suspension on option exercises continues to be and will remain in effect until we notify you that Comverse becomes current in its reporting obligations under applicable securities laws and that the option exercise suspension has terminated.

Where you can find additional information about treatment of affected options

2

We have no doubt that some of you will have questions about these complex matters. We would encourage you to hold your questions until after you have received additional communications from us or D.F. King & Co., Inc., including the official tender offer documents, which we hope will address the most common questions. In addition, we anticipate conducting a presentation for affected current and former employees once we officially commence the tender offer to help highlight the material terms and conditions of the offer. You are encouraged to consult your personal financial, tax and legal advisors at any time.

We believe the measures we are implementing to mitigate the adverse consequences for current and former employees related to any below-market option grants is an important step toward resolving the issues associated in our past stock option grant practices. This should help enable us to focus our efforts on creating value for our customers and shareholders.

Thank you for your continued efforts, and feel free to contact D.F. King & Co., Inc., which will serve as information agent for the tender offer, if you should have any questions.

Grant dates associated with stock options that have been determined for accounting purposes to have been granted at below-market exercise prices:

Original Date of Grant	Original Option Exercise Price per share ($)
4/9/2001(1)	$52.97
10/22/2001(2)	$16.05
8/15/2003(3)	$14.68
12/19/2003(4)	$16.70

(1) Options issued under the Comverse Technology, Inc. 1999 Stock Incentive Compensation Plan.

(2) Options issued under the Comverse Technology, Inc. 2001 Stock Incentive Compensation Plan.

(3) Options issued under the Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan.

(4) Options issued under any of the following Plans: (i) the Comverse Technology, Inc. 1996 Stock Option Plan, (ii) the Comverse Technology, Inc. 1997 Stock Incentive Compensation Plan, (iii) the Comverse Technology, Inc. 1999 Stock Incentive Compensation Plan, (iv) the Comverse Technology, Inc. 2000 Stock Incentive Compensation Plan, (v) Boston Technology, Inc. 1994 Stock Incentive Plan and (vi) Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Inside the United States, Please Call:(800) 290-6427

Outside the United States, Please Call Collect: (212) 269-5550

3